

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

June 22, 2009

Mr. Paul Garcia
President, Secretary and Treasurer
Sadhana Equity Investment, Inc.
18101 Von Karmen Avenue, Suite 330
Irvine, CA 92612

> **Re:** **Sadhana Equity Investment, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 10, 2009**
> **File No. 0-52188**

Dear Mr. Garcia:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief